Summary of Final Terms (To Prospectus dated December 31, 2019, Series A Prospectus Supplement dated December 31, 2019 and Product Supplement No. STOCK-1 dated January 8, 2020) January 23, 2020	Filed Pursuant to Rule 433 Registration Statement No. 333-234425

BofA Finance LLC

$300,000,000 Cash-Settled Equity Linked Notes Linked to the Common Stock of Charter Communications, Inc. due September 1, 2022 Fully and Unconditionally Guaranteed by Bank of America Corporation

The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. All payments due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.

Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying pricing supplement.

General:
Issuer:	BofA Finance, an indirect, wholly owned finance subsidiary of BAC.
Guarantor:	BAC.
Credit Risk:	The notes are unsecured and unsubordinated obligations of BofA Finance, the payment on which is fully and unconditionally guaranteed by BAC. All payments on the notes are subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
Pricing Date:	January 22, 2020
Original Issue Date:	January 27, 2020 (settlement date)
Maturity Date:	September 1, 2022
Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess of $1,000.
Underlying Stock:	The Class A Common Stock, par value $0.001, of Charter Communications, Inc. (Bloomberg ticker: CHTR). See the section entitled “The Underlying Stock” in the accompanying pricing supplement. We refer to Charter Communications, Inc. as the “Underlying Company.”
CUSIP:	09709THH7
Interest Payments:
Interest Rate:	0.125% per annum, paid semi-annually and calculated on a 30/360 basis.
Interest Payment Dates:	If the notes have not been previously converted for cash early, interest on the notes will be payable semi-annually on March 1 and September 1 of each year during the term of the notes (each such day, an “interest payment date”), commencing September 1, 2020 and ending on, and including, the maturity date.
Determining the Value of the Underlying Stock:
Threshold Price:	122.5% of the Initial Reference Price.
Initial Reference Price:	The arithmetic average of the VWAPs of one share of the Underlying Stock over the five consecutive trading days immediately following the pricing date, as determined in the sole discretion of the calculation agent. The Initial Reference Price will likely differ from the VWAP and the official closing price of one share of the Underlying Stock on the pricing date. BofA Securities, Inc. (“BofAS”) intends to notify holders of the notes of the Initial Reference Price once it has been determined, which may be by filing an amendment to the pricing supplement.
Final Stock Price:	With respect to each relevant Valuation Date, the product of the Price Multiplier and the VWAP of one share of the Underlying Stock on that Valuation Date. The Final Stock Price is subject to adjustments and determinations in the case of Market Disruption Events and other circumstances as set forth in the accompanying pricing supplement and the product supplement, prospectus supplement and prospectus.
Price Multiplier:	Initially, 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying Stock, as discussed in the accompanying pricing supplement and the product supplement, including as a result of certain cash dividends that may be paid on the Underlying Stock.

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	Per Note	Total
Public Offering Price	103.25%	$ 309,750,000
Underwriting Discount(1)	0.00%	$ 0.00
Proceeds (before expenses) to BofA Finance	103.25%	$ 309,750,000

(1) BofAS will not receive any selling commission for the notes. See “Supplement to the Plan of Distribution; Role of BofAS and Conflicts of Interest” as set forth in the accompanying pricing supplement.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-15 of the accompanying pricing supplement, page PS-5 of the accompanying product supplement No. STOCK-1 dated January 8, 2020, page S-5 of the accompanying prospectus supplement dated December 31, 2019, and page 7 of the accompanying prospectus dated December 31, 2019. You may lose some or all of your principal amount in the notes. None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of the accompanying pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

Sole Book Running Manager

BofA Securities

Valuation Dates:	●	For purposes of the payment at maturity, each of the 20 consecutive trading days beginning on, and including, the 21st scheduled trading day immediately preceding the maturity date
	●	For purposes of any payment upon optional early cash conversion, the 20 consecutive trading days beginning on, and including, the trading day immediately following the relevant Early Cash Conversion Date.
	●	For purposes of the Make-Whole Payment, each of the 20 consecutive trading days beginning on, and including, the third trading day following the Effective Date of the relevant Make-Whole Event.

The Valuation Dates are subject to adjustments and determinations in the case of Market Disruption Events and other circumstances as set forth in the accompanying pricing supplement and the product supplement, prospectus supplement and prospectus.

Cash Conversion:
Cash Conversion Feature:	The notes may be converted for cash at the option of investors during the ten scheduled trading days immediately following each interest payment date that falls before the maturity date only if specified conditions are met as set forth in the accompanying pricing supplement under “Additional Key Terms.” Notes not so converted early will be converted (for cash) automatically on the maturity date as set forth in the accompanying pricing supplement.
Investors who convert their notes for cash prior to the maturity date will not receive any additional payment for any accrued and unpaid interest on the Early Cash Conversion Date, or any future interest payments. In addition, investors will not receive their payment, if any, upon any optional early cash conversion until the Optional Early Cash Conversion Payment Date. Investors may not convert their notes for cash prior to the maturity date if a Make-Whole Event occurs on or after the issue date of the notes and prior to August 1, 2022.
You may elect to convert for cash all or any portion of your notes early only if (i) a Make-Whole Event has not occurred prior to the Early Cash Conversion Date, and (ii) the product of the Price Multiplier and the Closing Market Price (each as defined in the product supplement) of the Underlying Stock for at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days immediately preceding the related interest payment date is greater than or equal to 100% of the Initial Reference Price.
If you do not comply with the procedures as set forth in the accompanying pricing supplement under “Description of the Notes—Optional Early Cash Conversion” for an early conversion, your attempt to convert the notes will be deemed ineffective. Your delivery of the notice of early conversion as set forth in the accompanying pricing supplement will be irrevocable.
Payment upon Optional	Your payment upon optional early cash conversion, for each $1,000 in principal amount of the notes, will be an
Early Cash Conversion:	amount in cash equal to the sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates and will be paid on the Optional Early Cash Conversion Payment Date.
You will lose some or all of your principal amount if you convert your notes for cash early and the average of the Final Stock Prices on the relevant Valuation Dates is less than the Threshold Price.
Early Cash Conversion	The date on which you satisfy the requirements for early cash conversion, as set forth in the accompanying
Date:	pricing supplement under “Description of the Notes—Optional Early Cash Conversion.”
Optional Early Cash	The second business day immediately following the relevant final Valuation Date.
Conversion Payment
Date:
Alternative Settlement	For each Valuation Date, an amount calculated as follows:
Amount:	$50 × (Final Stock Price on that Valuation Date / Threshold Price).
Payment of the Notes at Maturity:
Payment at Maturity:	If a Make-Whole Event does not occur prior to August 1, 2022, and the notes have not been previously converted for cash early, your payment at maturity, for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, will be an amount in cash equal to the sum of the Daily Values for each of the 20 relevant Valuation Dates. If a Make-Whole Event occurs prior to August 1, 2022, your payment at maturity, for each $1,000 in principal amount of the notes, in addition to any accrued but unpaid interest, will be an amount in cash equal to the principal amount.
Daily Values:	For each Valuation Date, the greater of:
●	$50; and
●	the Alternative Settlement Amount for that Valuation Date
Make-Whole Event:
Make-Whole Payment:	If a Make-Whole Event occurs on or after the issue date of the notes and prior to August 1, 2022, you will receive on the Make-Whole Payment Date a cash payment per $1,000 in principal amount of the notes equal to (a) the Make-Whole Event Intrinsic Value plus (b) the product of (i) the number of Additional Shares (determined as set forth in the accompanying pricing supplement under “Description of the Notes—Make-Whole Event”) and (ii) the Applicable Price. You will not receive any Make-Whole Payment if both (a) the average of the Final Stock Prices on the 20 relevant Valuation Dates is equal to or less than the Threshold Price and (b) the number of Additional Shares is zero.
The notes will remain outstanding following the Make-Whole Event and payment, if any, of the Make-Whole Payment, and you will continue to receive interest payments on each interest payment date. However, holders may not convert their notes for cash pursuant to the Cash Conversion Feature described above, and we will only pay at maturity of the notes the amount as set forth in the accompanying pricing supplement in “Payment at Maturity Following a Make-Whole Event.”
Make-Whole Payment	The third business day immediately following the relevant final Valuation Date.
Date:
Make-Whole Event	The sum of the Alternative Settlement Amounts for each of the 20 relevant Valuation Dates minus $1,000. In no event
Intrinsic Value:	will the Make-Whole Event Intrinsic Value be less than $0.
Applicable Price:	For any Make-Whole Event, (i) if the consideration paid to holders of the Underlying Stock in connection with such Make-Whole Event described in clause (i) of the definition thereof consists exclusively of cash, the amount of such cash per share of the Underlying Stock, and (ii) in all other cases, the average of the Closing Market Prices of the Underlying Stock for the ten consecutive trading days immediately preceding the applicable Effective Date, in each case multiplied by the then-current Price Multiplier.

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Payment at Maturity	If a Make-Whole Event occurs on or after the issue date of the notes but prior to August 1, 2022, you will receive at
Following a Make-Whole	maturity the principal amount plus accrued and unpaid interest.
Event:
Additional Roles of BofAS:
Calculation Agent:	BofAS, an affiliate of BofA Finance.
Selling Agent:	BofAS

The initial estimated value of the notes is less than the public offering price. See the sections of the accompanying pricing supplement, “Summary,” “Risk Factors” and “Structuring the Notes” for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

BofA Finance and BAC have filed a registration statement (which includes a prospectus) with the SEC for the notes that are described in this document. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BofA Finance and BAC have filed with the SEC for more complete information about BofA Finance, BAC and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. BofA Finance's Central Index Key, or ClK, on the SEC website is 1682472 and BAC’s CIK on the SEC website is 70858. Alternatively, BofAS will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. BofA Finance and BAC face risks that are specific to their respective businesses, and we encourage you to carefully consider these risks before making an investment in their respective securities.